Exhibit 21.1

Subsidiaries of the Registrant

Name of Subsidiary	Jurisdiction of Incorporation or Organization

Analytica LA-SER International, Inc.	Delaware
Certara Canada Corporation	Canada
Certara Germany GmbH	Germany
Certara Holdco, Inc.	Delaware
Certara G.K.	Japan
Certara, L.P. - Sucursal em Portugal	Portugal
Certara Netherlands B.V.	Netherlands
Certara S.a.r.l.	Luxembourg
Certara UK Limited	United Kingdom
Certara USA, Inc.	Delaware
Synchrogenix Information Strategies LLC	Delaware
Synchrogenix Philippines, Inc.	Philippines